UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310052

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 30, 2017, Zhejiang Hailiang Education Consulting and Services Co., Ltd. (“Hailiang Consulting”), the wholly owned subsidiary of Hailiang Education Group Inc. (the “Company”), entered into a series of amended and restated contractual arrangements with Zhejiang Hailiang Education Investment Co., Ltd. (“Hailiang Investment”) and Mr. Hailiang Feng, the controlling shareholder of the Company (collectively, the “Amended and Restated VIE Agreements”).

The purposes of the Amended and Restated VIE Agreements were to revise the original contractual arrangements among the said parties entered into in December 2013 in order to (i) reflect and accommodate additions of new affiliated entities of Hailiang Investment since December 2013 as well as any future changes thereto, and (ii) to allow for potential VIE arrangements, if any and when applicable, to be entered into by controlled affiliate(s) of Hailiang Consulting.

Notwithstanding the aforementioned revisions, the Amended and Restated VIE Agreements continue to enable the Company to:

•	exercise the power over its affiliated entities;

•	have the exposure or rights to variable returns from its involvement with its affiliated entities; and

•	exercise the ability to affect those returns through use of its power over its affiliated entities

The following is a summary of the material provisions of the Amended and Restated VIE Agreements.

Amended and Restated Call Option Agreement.

Pursuant to the amended and restated call option agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably granted Hailiang Consulting or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, in certain cases, including but not limited to the cancellation of any of the other agreements under the contractual arrangements or liquidation or dissolution of Hailiang Investment, all or part of the equity interest in Hailiang Investment at the lowest consideration permitted by PRC laws and regulations. Hailiang Consulting has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. In the event that the exercise price is higher than the registered capital of Hailiang Investment, Mr. Feng agreed to return any consideration paid in excess of such registered capital to Hailiang Consulting or any third party it designates. Without Hailiang Consulting’s written consent, Hailiang Investment and Mr. Feng may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of Hailiang Investment’s assets, businesses or equity interests or merge with or acquire other businesses. Without obtaining Hailiang Consulting’s written consent, Hailiang Investment may not enter into any material contracts, incur any indebtedness or provide any loan or guarantee to a third party, or alter the nature or scope of its business. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, this agreement shall remain in full force and effect until Hailiang Investment’s term of operations expires in April 2042.

Amended and Restated Power of Attorney.

On June 30, 2017, Mr. Feng executed an irrevocable amended and restated power of attorney appointing Hailiang Consulting, or any person designated by Hailiang Consulting, as his attorney-in-fact to (i) exercise on his behalf all his rights as a shareholder of Hailiang Investment, including those rights under PRC laws and regulations and the articles of association of Hailiang Investment, such as appointing, replacing or removing directors, declaring dividends and making decisions on operational and financial matters, (ii) act as the representative of Hailiang Investment in its business operations, and (iii) unconditionally assign Mr. Feng’s shareholding rights to Hailiang Consulting, including dividends or other benefits associated with shareholding that Mr. Feng receives from Hailiang Investment.

Amended and Restated Consulting Services Agreement.

Pursuant to the amended and restated consulting services agreement between Hailiang Consulting, Hailiang Investment and Mr. Feng, as the shareholder of Hailiang Investment, entered into on June 30, 2017, Hailiang Consulting (or its controlled affiliate) has the exclusive right to provide comprehensive technical and business support services to Hailiang Investment’s affiliated entities. In particular, such services include developing curriculum, conducting market research and offering strategic business advice, providing information technology services, providing public relations services, providing support for teacher hiring and training and providing other services that the affiliated entities may need from time to time. Without the prior consent of Hailiang Consulting, none of Hailiang Investment’s affiliated entities may accept such services provided by any third party. Hailiang Consulting owns the exclusive intellectual property rights created as a result of the performance of this agreement. Hailiang Investment’s affiliated entities agree to pay annual service fees, calculated as a percentage of their total revenue, to Hailiang Consulting (or its controlled affiliate). At the sole discretion of Hailiang Consulting, the percentage ratio for calculating the service fees may be adjusted from time to time based on the complexity of the services provided, the time and resources committed by Hailiang Consulting (or its controlled affiliate) and the commercial value of the services. The consulting services agreement enables Hailiang Consulting (or its controlled affiliate) to charge an annual service fee, the maximum of which equals the net income of Hailiang Investment’s affiliated entities after deducting the mandatory development reserve fund and other necessary costs prior to the payment of such service fees. As part of the consulting services agreement, Hailiang Investment and Mr. Feng agree that they will not take any actions, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of Hailiang Investment’s affiliated entities, disposing of their equity interests in Hailiang Investment’s affiliated entities, or paying dividends to Mr. Feng without the written consent of Hailiang Consulting. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the agreement shall remain in full force and effect during the term of operations of Hailiang Investment’s affiliated entities.

Amended and Restated Equity Pledge Agreement.

Pursuant to an amended and restated equity pledge agreement between Hailiang Consulting, Mr. Feng and Hailiang Investment entered into on June 30, 2017, Mr. Feng unconditionally and irrevocably pledged all of his equity interests in Hailiang Investment to Hailiang Consulting to guarantee performance of the obligations of Hailiang Investment’s affiliated entities under the call option agreement, power of attorney and consulting services agreement, each as described above. Mr. Feng agreed that without prior written consent of Hailiang Consulting, he shall not transfer or dispose of the pledged equity interests, commence any bankruptcy or liquidation process of Hailiang Investment or create or allow any encumbrance on the pledged equity interests. This agreement may not be terminated by Hailiang Investment or Mr. Feng, nor can it be terminated by Hailiang Consulting without cause. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Hailiang Investment’s affiliated entities under the consulting services agreement have been duly performed and related payments are duly paid. The pledge of equity interests in Hailiang Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: June 30, 2017	By:	/s/ Ming Wang
		Name:	Ming Wang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	English translation of Amended and Restated Equity Pledge Agreement among Hailiang Consulting, Mr. Feng and Hailiang Investment, dated June 30, 2017

Exhibit 10.2	English translation of Amended and Restated Call Option Agreement among Hailiang Consulting, Hailiang Investment and Mr. Feng, dated June 30, 2017

Exhibit 10.3	English translation of Power of Attorney from Mr. Feng, dated June 30, 2017

Exhibit 10.4	English translation of Consulting Services Agreement among Hailiang Consulting, Hailiang Investment, Hailiang Investment’s affiliates and Mr. Feng, dated June 30, 2017